                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 17)
                             Regency Equities Corp.
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    75885510
                                 --------------
                                 (CUSIP Number)

            David M. Taylor, Treasurer, First Lincoln Holdings, Inc.
                                1219 West Street
                       Wilmington, DE 19801 (302) 429-4900
                     --------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                January 27, 2004
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filed for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                         --------------------
CUSIP No.  75885510                                         Page  2 of 12  Pages
-------------------                                         --------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. Or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First Lincoln Holdings, Inc.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         WC, AF
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
         N/A
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Corporation organized under the law of the State of Delaware
--------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER

               Number of                 1,010,000 shares
                Shares             ---------------------------------------------
             Beneficially           8    SHARED VOTING POWER
               Owned By                  71,897,965 shares
            Each Reporting         ---------------------------------------------
                Person              9    SOLE DISPOSITIVE POWER
                 With                    1,010,000 shares
                                   ---------------------------------------------
                                   10    SHARED DISPOSITIVE POWER
                                         71,897,965 shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         72,907,965 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]
         N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         83.52
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         HC, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                         --------------------
CUSIP No.  75885510                                         Page  3 of 12  Pages
-------------------                                         --------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. Or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Evergreen Acceptance LLC
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY
--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         WC, AF
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
         N/A
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Limited liability company organized under the laws of the State of Delaware
--------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER

              Number of                  71,897,965 shares
                Shares             ---------------------------------------------
             Beneficially           8    SHARED VOTING POWER
               Owned By                  1,010,000 shares
            Each Reporting         ---------------------------------------------
                Person              9    SOLE DISPOSITIVE POWER
                 With                    71,897,965 shares
                                   ---------------------------------------------
                                   10    SHARED DISPOSITIVE POWER
                                         1,010,000 shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         72,907,965 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
         N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         83.52
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         HC, 00
--------------------------------------------------------------------------------

-------------------                                         --------------------
CUSIP No.  75885510                                         Page  4 of 12  Pages
-------------------                                         --------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. Or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Regency Acquisition Corp.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY
--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         WC, AF
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
         N/A
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Corporation organized under the law of the State of Delaware
--------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER

              Number of                  -0- shares
                Shares             ---------------------------------------------
             Beneficially           8    SHARED VOTING POWER
               Owned By                  72,907,965 shares
            Each Reporting         ---------------------------------------------
                Person              9    SOLE DISPOSITIVE POWER
                 With                    -0- shares
                                   ---------------------------------------------
                                   10    SHARED DISPOSITIVE POWER
                                         72,907,965 shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         72,907,965 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
         N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         83.52
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         00
--------------------------------------------------------------------------------

-------------------                                         --------------------
CUSIP No.  75885510                                         Page  5 of 12  Pages
-------------------                                         --------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. Or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RMO, Inc.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY
--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         WC, AF
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
         N/A
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Corporation organized under the law of the State of Delaware
--------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER

              Number of                  -0- shares
                Shares             ---------------------------------------------
             Beneficially           8    SHARED VOTING POWER
               Owned By                  72,907,965 shares
            Each Reporting         ---------------------------------------------
                Person              9    SOLE DISPOSITIVE POWER
                 With                    -0- shares
                                   ---------------------------------------------
                                   10    SHARED DISPOSITIVE POWER
                                         72,907,965 shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         72,907,965 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
         N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         83.52
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO, HC
--------------------------------------------------------------------------------

-------------------                                         --------------------
CUSIP No.  75885510                                         Page  6 of 12  Pages
-------------------                                         --------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. Or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MAREV, Inc.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY
--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         WC, AF
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
         N/A
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Corporation organized under the law of the State of Delaware
--------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER

              Number of                  -0- shares
                Shares             ---------------------------------------------
             Beneficially           8    SHARED VOTING POWER
               Owned By                  72,907,965 shares
            Each Reporting         ---------------------------------------------
                Person              9    SOLE DISPOSITIVE POWER
                 With                    -0- shares
                                   ---------------------------------------------
                                   10    SHARED DISPOSITIVE POWER
                                         72,907,965 shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         72,907,965 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
         N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         83.52
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO, HC
--------------------------------------------------------------------------------

-------------------                                         --------------------
CUSIP No.  75885510                                         Page  7 of 12  Pages
-------------------                                         --------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. Or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Martin Oliner
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY
--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         WC, AF
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
         N/A
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER

              Number of                  -0- shares
                Shares             ---------------------------------------------
             Beneficially           8    SHARED VOTING POWER
               Owned By                  72,907,965 shares
            Each Reporting         ---------------------------------------------
                Person              9    SOLE DISPOSITIVE POWER
                 With                    -0- shares
                                   ---------------------------------------------
                                   10    SHARED DISPOSITIVE POWER
                                         72,907,965 shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         72,907,965 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
         N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         83.52
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

-------------------                                         --------------------
CUSIP No.  75885510                                         Page  8 of 12  Pages
-------------------                                         --------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. Or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Oliner Family Trust
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY
--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         WC, AF
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
         N/A
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Trust formed under the laws of the State of New York
--------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER

              Number of                  -0- shares
                Shares             ---------------------------------------------
             Beneficially           8    SHARED VOTING POWER
               Owned By                  72,907,965 shares
            Each Reporting         ---------------------------------------------
                Person              9    SOLE DISPOSITIVE POWER
                 With                    -0- shares
                                   ---------------------------------------------
                                   10    SHARED DISPOSITIVE POWER
                                         72,907,965 shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         72,907,965 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
         N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         83.52
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         00
--------------------------------------------------------------------------------

         This Amendment No. 17 amends the Statement on Schedule 13D, Amendment No. 16 and all prior amendments thereto (the "Schedule") filed by First Lincoln Holdings Inc., a Delaware corporation previously known as First Executive Corporation, and Evergreen Acceptance LLC, a Delaware limited liability company, the successor by merger to Evergreen Acceptance Corporation, a Delaware corporation, relating to the common stock, par value $.01 per share (the "Common Stock") of Regency Equities Corp., a Delaware corporation (the

-------------------                                         --------------------
CUSIP No.  75885510                                         Page  9 of 12  Pages
-------------------                                         --------------------

"Company") as specifically set forth below.

         Item 2. Identity And Background.

         Item 2 is amended as follows:

         First Lincoln Holdings, Inc. ("First Lincoln") is a Delaware corporation whose principal business is the ownership of real estate and insurance company assets. Evergreen Acceptance LLC ("Evergreen") is a Delaware limited liability company that conducts business as a holding company.

         Regency Acquisition Corp. ("Acquisition") is a wholly owned subsidiary of Evergreen. It was organized in 2003 for the purpose of entering into the merger agreement and completing the merger described herein. Acquisition has no assets or liabilities, and Acquisition has not conducted any business operations other than those relating to the negotiation, execution and performance of the merger agreement.

         Evergreen is a wholly owned subsidiary of RMO, Inc., ("RMO") a Delaware corporation that conducts business as a holding company. First Lincoln and RMO are wholly owned subsidiaries of MAREV, Inc. ("MAREV"), a Delaware corporation that conducts business as a holding company. Prior to a 2003 corporate reorganization, Evergreen was a wholly owned subsidiary of First Lincoln.

         Martin Oliner and his family trust, the Oliner Family Trust, own MAREV and, as a result, are the ultimate beneficial owners of the 72,907,965 shares of Common Stock that are owned of record by First Lincoln and Evergreen. Mr. Oliner is the trustee of the Oliner Family Trust. Mr. Oliner has served as a director of Regency since November 1993 and has been engaged in the private practice of law since 1972.

         Mr. Oliner serves as (1) the sole director of MAREV, RMO and First Lincoln, (2) the Chief Executive Officer and President of MAREV, RMO, First Lincoln and Acquisition, and (3) one of the two managers of Evergreen, which is a limited liability company.

         David M. Taylor serves as a manager of Evergreen and as a Vice President and Secretary of MAREV, First Lincoln, RMO and Acquisition. Mr. Taylor also serves as Acquisition's sole director. Evergreen, MAREV, First Lincoln, RMO and Acquisition do not have any other managers or executive officers other than Messrs. Oliner and Taylor. During the preceding five years, Mr. Taylor has devoted a majority of his business time to service as an executive officer of First Lincoln.

         The business address of First Lincoln, Evergreen, MAREV, RMO, Acquisition and Messrs. Oliner and Taylor (the "Reporting Persons") is 1219 West Street, Wilmington, Delaware 19801, and their telephone number is (302) 429-4900. During the past five years, none of First Lincoln, Evergreen, MAREV, RMO, Acquisition or Mr. Oliner or Taylor (1) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors)

-------------------                                        ---------------------
CUSIP No.  75885510                                        Page  10 of 12  Pages
-------------------                                        ---------------------

or (2) has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Messrs. Oliner and Taylor are citizens of the United States.

         Item 3. Source And Amount Of Funds Or Other Consideration.

         Item 3 is amended as follows:

         The source of funds for the potential purchase of any additional shares of Common Stock as described herein is anticipated to be the working capital of First Lincoln and/or Evergreen. The Reporting Persons estimate that the amount of funds necessary to complete the transaction will be approximately $310,000, which will include approximately $245,000 to be paid to stockholders of the Company in the merger described in response to Item 4 and $65,000 of legal and advisory fees.

         After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 27, 2004                   FIRST LINCOLN HOLDINGS, INC.,
                                           a Delaware corporation

                                               /s/ David M. Taylor
                                           By  -------------------------------
                                               David M. Taylor, Vice President

         After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 27, 2004                    EVERGREEN ACCEPTANCE LLC,
                                           a Delaware Limited Liability Company

                                               /s/ David M. Taylor
                                           By  -------------------------------
                                               David M. Taylor, Vice President

-------------------                                        ---------------------
CUSIP No.  75885510                                        Page  11 of 12  Pages
-------------------                                        ---------------------

         After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 27, 2004                    MAREV, Inc.
                                           a Delaware Corporation

                                               /s/ David M. Taylor
                                           By  -------------------------------
                                               David M. Taylor, Vice President

         After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 27, 2004                    RMO, Inc.
                                           a Delaware Corporation

                                               /s/ David M. Taylor
                                           By  -------------------------------
                                               David M. Taylor, Vice President

         After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 27, 2004                    Regency Acquisition Corp.
                                           a Delaware Corporation

                                               /s/ David M. Taylor
                                           By  -------------------------------
                                               David M. Taylor, Vice President

         After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 27, 2004
                                               /s/ Martin Oliner
                                               --------------------------------
                                               Martin Oliner

-------------------                                        ---------------------
CUSIP No.  75885510                                        Page  12 of 12  Pages
-------------------                                        ---------------------

         After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 27, 2004                    Oliner Family Trust

                                               /s/ Martin Oliner
                                           By  -------------------------------
                                               Martin Oliner, Trustee